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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14328

        (Check one):             [X] Form 10-K and Form 10-KSB   [ ] Form 11-K
        [ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

        For period ended               June 30, 1996
                         ---------------------------------------

[ ]  Transition  Report on Form 10-K and Form 10-KSB
[ ]  Transition  Report on Form 20-F
[ ]  Transition  Report on Form 11-K
[ ]  Transition  Report on Form 10-Q and Form 10-QSB
[ ]  Transition  Report on Form N-SAR

   For the transition period ended
                                   ---------------------------------------
   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------
- ------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

        Full name of registrant            ZING TECHNOLOGIES, INC.
                                ------------------------------------------------

        Former name if applicable          ZEUS COMPONENTS, INC.

                               115 Stevens Avenue
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                   Address of principal executive office (Street and Number)

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        City, State and Zip Code              Valhalla, New York 10595
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                                     PART II

                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X](b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ]     (c)    The  accountant's  statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The annual report could not be filed in a timely manner due to minor delays in completing the Registrant's audited financial statements. Such financial statements are nearly complete and the Registrant is in the process of "Edgarizing" its annual report.

                                            PART IV
                                       OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

                  Martin S. Fawer                   914              747-7474
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               (Name)                            (Area Code)  (Telephone Number)



                                     12b25-2


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        (2) Have all other periodic  reports  required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Revenues and earnings per share for the recently ended fiscal year are anticipated to increase to approximately $26,049,000 and $1.68 per share from approximately $22,591,000 and $0.94 per share for the prior comparable year.

                                 ZING TECHNOLOGIES, INC.
                         (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           September 27, 1996                 By  /s/ Martin Fawer
     -----------------------------                  ----------------------------
                                                          Martin Fawer, CFO

               Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                           ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                     12b25-3